CERTIFICATE OF NOTIFICATION

                                    filed by

                              THE SOUTHERN COMPANY
                              ALABAMA POWER COMPANY
                              GEORGIA POWER COMPANY
                    SOUTHERN NUCLEAR OPERATING COMPANY, INC.

Pursuant to orders of the Securities and Exchange Commission dated December 14, 1990 and December 13, 1991, in the matter of File No. 70-7530.

                                               - - - - - - - - - - -

The Southern Company (Southern), Alabama Power Company (Alabama), Georgia Power Company (Georgia) and Southern Nuclear Operating Company, Inc. (Southern Nuclear) HEREBY CERTIFY to said Commission, pursuant to Rule 24, that the operating licenses of the Edwin I. Hatch Nuclear Plant (Plant Hatch) and the Vogtle Electric Generating Plant (Plant Vogtle) of Georgia have been amended to add Southern Nuclear as operator of such plants in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1, as amended, and of said orders with respect thereto.

Filed herewith are the following exhibits:

   Exhibit A  - Letter of NRC evidencing amendment of Operating Licenses of
                Plant Hatch.

   Exhibit B  - Letter of NRC evidencing amendment of Operating Licenses of
                Plant Vogtle.

   Exhibit C  - Letter of Georgia advising the NRC of the official transfer of operating responsibilities for Plant Hatch to Southern Nuclear.

   Exhibit D  - Letter of Georgia advising the NRC of the official transfer of operating responsibilities for Plant Vogtle to Southern Nuclear.

   Exhibit E  - Opinion of Balch & Bingham LLP, counsel for Southern Nuclear.

Dated  June 13, 1997             THE SOUTHERN COMPANY



                                 By  /s/Tommy Chisholm
                                        Tommy Chisholm
                                          Secretary


                                 ALABAMA POWER COMPANY



                                 By  /s/Wayne Boston
                                        Wayne Boston
                                     Assistant Secretary


                                 GEORGIA POWER COMPANY



                                 By /s/Wayne Boston
                                       Wayne Boston
                                    Assistant Secretary



                                 SOUTHERN NUCLEAR OPERATING COMPANY, INC.



                                 By  /s/Wayne Boston
                                        Wayne Boston
                                     Assistant Secretary